Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-282684
BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.
Supplement dated September 24, 2025 to the Prospectus dated March 26, 2025, as amended June 2, 2025 and as supplemented on August 20, 2025 and September 16, 2025, of BlackRock Municipal Credit Alpha Portfolio, Inc.
This supplement amends certain information in the Prospectus dated March 26, 2025, as amended June 2, 2025 and as supplemented on August 20, 2025 and September 16, 2025, of BlackRock Municipal Credit Alpha Portfolio, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.
Effective immediately, the following changes are made to the Fund’s Prospectus:
The section entitled “Leverage” on page 4 of the Prospectus is deleted in its entirety and replaced with the following:
Leverage. The Fund currently intends to use leverage to seek to achieve its investment objective. The Fund’s use of leverage may increase or decrease from time to time in its discretion, and the Fund may, in the future, determine not to use leverage. The Fund currently utilizes leverage for investment purposes through the use of shares of preferred stock (“Preferred Shares”) and by investing in leveraged residual certificates issued by tender option bond (“TOB”) trusts (“TOB Residuals”). Under the Investment Company Act, the Fund is permitted to issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets), borrow money (including by investing in TOB Residuals) or issue debt securities in an amount up to 33 1/3% of its Managed Assets (50% of its net assets) and enter into derivative instruments with leverage embedded in them in a limited manner or subject to a limit on leverage risk calculated based on value‑at‑risk, as required by Rule 18f‑4 under the Investment Company Act. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). Although it has no present intention to do so, the Fund reserves the right to borrow money from banks or other financial institutions, or issue debt securities, in the future if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through borrowing money or issuing debt securities. The use of leverage creates an opportunity for increased common share net investment income dividends, but also creates risks for the holders of Shares. See “Leverage.”
The second and third paragraphs of the section entitled “Prospectus Summary – Leverage” are deleted in their entirety and replaced with the following:
The Fund’s use of leverage may increase or decrease from time to time in its discretion, and the Fund may, in the future, determine not to use leverage. The Fund currently utilizes leverage for investment purposes through the use of shares of preferred stock (“Preferred Shares”) and by investing in leveraged residual certificates issued by tender option bond (“TOB”) trusts (“TOB Residuals”). Under the Investment Company Act, the Fund is permitted to issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets), borrow money (including by investing in TOB Residuals) or issue debt securities in an amount up to 33 1/3% of its Managed Assets (50% of its net assets) and enter into derivative instruments with leverage embedded in them in a limited manner or subject to a limit on leverage risk calculated based on value‑at‑risk, as required by Rule 18f‑4 under the Investment Company Act. Although it has no present intention to do so, the Fund reserves the right to borrow money from banks or other financial institutions, or issue debt securities, in the future if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through borrowing money or issuing debt securities. The use of leverage creates an opportunity for increased common share net investment income dividends, but also creates risks for the holders of Shares. “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). See “Leverage” in the prospectus.

The Fund has leveraged its portfolio by issuing Variable Rate Demand Preferred Shares, par value $0.10 per share and with a liquidation preference of $100,000 per share (“VRDP Shares”). Under the Investment Company Act, the Fund is not permitted to issue Preferred Shares if, immediately after such issuance, the liquidation value of the Fund’s outstanding Preferred Shares exceeds 50% of its assets (including the proceeds from the issuance) less liabilities other than borrowings (i.e., the value of the Fund’s assets must be at least 200% of the liquidation value of its outstanding Preferred Shares). In addition, the Fund would not be permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings is at least 200% of such liquidation value. See “Leverage – Preferred Shares.”
As part of its leverage strategy, the Fund may invest in TOB Residuals. The TOB Residuals in which the Fund invests pay interest or income that, in the opinion of counsel to the issuer, is exempt from regular federal income tax. The Advisor will not conduct its own analysis of the tax status of the interest or income paid by TOB Residuals held by the Fund, but will rely on the opinion of counsel to the issuer. Although volatile, TOB Residuals typically offer the potential for yields exceeding the yields available on fixed rate municipal bonds with comparable credit quality, coupon, call provisions and maturity. See “Leverage—Tender Option Bond Transactions.”
The second sentence of the section entitled “Prospectus Summary – Distributions; Dividend Reinvestment Plan” is deleted in its entirety and replaced with the following:
The Fund distributes all or a portion of its net investment income, after payment of dividends on the Fund’s VRDP Shares outstanding, to holders of Shares.
The first paragraph of the section entitled “Leverage” is deleted in its entirety and replaced with the following:
The Fund currently intends to use leverage to seek to achieve its investment objective. The Fund’s use of leverage may increase or decrease from time to time in its discretion, and the Fund may, in the future, determine not to use leverage. The Fund intends to use leverage to seek to enhance its returns to common shareholders through the use of shares of preferred stock (“Preferred Shares”) or investment in tender option bonds (“TOBs”) (also known as “inverse floaters”). Under the Investment Company Act, the Fund is permitted to issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets), borrow money (including by investing in TOB Residuals) or issue debt securities in an amount up to 33 1/3% of its Managed Assets (50% of its net assets) and enter into derivative instruments with leverage embedded in them in a limited manner or subject to a limit on leverage risk calculated based on value‑at‑risk, as required by Rule 18f‑4 under the Investment Company Act. Although it has no present intention to do so, the Fund reserves the right to borrow money from banks or other financial institutions, or issue debt securities, in the future if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through borrowing money or issuing debt securities or Preferred Shares.
The Fund currently leverages its assets through the use of VRDP Shares and TOB Residuals. As of September 17, 2025, the liquidation value of the VRDP Shares outstanding was $35,000,000. The Fund pays dividends monthly on the VRDP Shares based on the sum of the Securities Industry and Financial Markets Association Municipal Swap Index (the “SIFMA Municipal Swap Index” or the “Base Rate”) and a percentage per annum based on the long-term ratings assigned to the VRDP Shares (the “Ratings Spread”). The Ratings Spread will increase in the event the VRDP Shares are rated below Aaa by all of the rating agencies rating the VRDP Shares at the time such Ratings Spread is determined, up to a maximum of 4.15%. As of September 17, 2025, the Fund’s VRDP Shares were assigned an Aa3 rating from Moody’s.

The section entitled “Leverage – Effects of Leverage” is deleted in its entirety and replaced with the following:
Effects of Leverage
Assuming that leverage will represent approximately 21.6% of the Fund’s managed assets and that the Fund will bear expenses relating to that leverage at an average annual rate of 3.66%, the income generated by the Fund’s portfolio (net of estimated expenses) must exceed $1,272,478 in order to cover the expenses specifically related to the Fund’s use of leverage. Of course, these numbers are merely estimates used for illustration. Actual leverage expenses will vary frequently and may be significantly higher or lower than the rate estimated above.
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on total returns from an investment in Institutional Shares, Class A Shares, and Class U Shares, respectively, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of (10)%, (5)%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks.” The table further reflects the use of leverage representing 5% of the Fund’s net assets and the Fund’s currently projected annual leverage expense of 3.66%.

Assumed Portfolio Total Return (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Total Return to Holders of Institutional Shares	(13.8)%	(7.4)%	(1.0)%	5.4%	11.7%
Corresponding Total Return to Holders of Class A Shares	(13.8)%	(7.4)%	(1.0)%	5.4%	11.7%
Corresponding Total Return to Holders of Class U Shares	(13.8)%	(7.4)%	(1.0)%	5.4%	11.7%
The corresponding total return to holders of each class of Shares is composed of two elements: the common share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the interest it receives on its investments is entirely offset by losses in the value of those securities.
The following disclosure is inserted after the section entitled “Leverage – Effects of Leverage”:
Preferred Shares
The Fund has leveraged its portfolio by issuing VRDP Shares. Under the Investment Company Act, the Fund is not permitted to issue Preferred Shares if, immediately after such issuance, the liquidation value of the Fund’s outstanding Preferred Shares exceeds 50% of its assets (including the proceeds from the issuance) less liabilities other than borrowings (i.e., the value of the Fund’s assets must be at least 200% of the liquidation value of its outstanding Preferred Shares). In addition, the Fund would not be permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings is at least 200% of such liquidation value. Please see “Description of Capital Stock – Preferred Shares” for a description of the Fund’s VRDP Shares.
For tax purposes, the Fund is currently required to allocate tax-exempt interest income, net capital gain and other taxable income, if any, between its common shares and Preferred Shares outstanding in proportion to total dividends paid to each class for the year in which or with respect to which tax‑exempt income, the net capital gain or other taxable income is paid. If net capital gain or other taxable income is allocated to Preferred Shares, instead of solely tax-exempt income, the Fund will likely have to pay higher total dividends to preferred shareholders or make special payments to preferred shareholders to compensate them for the increased tax liability. This would reduce the total amount of dividends paid to the common shareholders, but would increase the portion of the dividend that is tax‑exempt. If the increase in dividend payments or the special payments to preferred shareholders are not entirely offset by a reduction in the tax liability of, and an increase in the tax‑exempt dividends received by, the common shareholders, the advantage of the Fund’s leveraged structure to common shareholders will be reduced.
The section entitled “Leverage – Other Forms of Leverage” is deleted.
The fourth paragraph under the section entitled “Risks – Leverage Risk” is deleted in its entirety and replaced with the following:
The Fund currently utilizes leverage through the use of Preferred Shares and investment in TOB Residuals. The Fund currently does not intend to borrow money from banks or other financial institutions or issue debt securities, but may in the future borrow money from banks or other financial institutions or issue debt securities in an amount up to 33 1/3% of its Managed Assets (50% of its net assets) and enter into derivative instruments with leverage embedded in them in a limited manner or subject to a limit on leverage risk calculated based on value‑at‑risk, as required by Rule 18f‑4 under the Investment Company Act. Although it has no present intention to do so, the Fund reserves the right to borrow money from banks or other financial institutions, or issue debt securities, in the future if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through borrowing money or issuing debt securities.
The section entitled “Description of Capital Stock – Preferred Shares” is deleted in its entirety and replaced with the following:
Preferred Shares
The Board of Directors may authorize and issue Preferred Shares, with rights as determined by the Board of Directors, by action of the Board of Directors without the approval of the holders of the common shares. Under the Investment Company Act, the Fund is permitted to have outstanding more than one series of Preferred Shares so long as no single series has a priority over another series as to the distribution of assets of the Fund or the payment of dividends. Holders of common shares have no preemptive right to purchase any Preferred Shares that might be issued. The Fund has issued 350 Series W‑7 Variable Rate Demand Preferred Shares (previously defined as “VRDP Shares”).
Distribution Preference and Liquidation Preference. The VRDP Shares rank prior to the Fund’s common shares as to the payment of dividends by the Fund, and distribution of assets upon dissolution, liquidation or winding up of the Fund. The Investment Company Act prohibits the declaration of any dividend on the Fund’s common shares or the repurchase of the Fund’s common shares if the Fund fails to maintain asset coverage of at least 200% of the liquidation preference of the Fund’s outstanding VRDP Shares. In addition, pursuant to the Fund’s Articles Supplementary governing the VRDP Shares (the “Articles Supplementary”), the Fund is restricted from declaring and paying dividends on classes of shares ranking junior to or on parity with the VRDP Shares or repurchasing such shares if the Fund fails to declare and pay dividends on the VRDP Shares, redeem any VRDP Shares required to be redeemed under the Articles Supplementary or comply with the basic maintenance amount requirement of the ratings agencies rating the VRDP Shares.
Voting Rights. The holders of the VRDP Shares have voting rights equal to the voting rights of the holders of the common shares (one vote per share) and will vote together with holders of the common shares (one vote per share) as a single class on certain matters. However, the holders of outstanding Preferred Shares, including the VRDP Shares, voting as a separate class, are also entitled to elect two directors to the Board of Directors of the Fund. Holders of VRDP Shares are also entitled to elect a majority of the Fund’s Board of Directors as provided in the Articles Supplementary if dividends on the VRDP Shares are not paid for a period of two years. Holders of VRDP Shares are also generally entitled to a separate class vote to amend the Articles Supplementary. In addition, the Investment Company Act requires the approval of the holders of a majority of any outstanding VRDP Shares, voting as a separate class, to (a) adopt any plan of reorganization that would adversely affect the

VRDP Shares, (b) change the Fund’s sub‑classification as a closed‑end investment company or change its fundamental investment restrictions or (c) change its business so as to cease to be an investment company.
Redemption, Purchase and Sale of VRDP Shares. The VRDP Shares may be redeemed, in whole or in part, at any time at the option of the Fund, subject to certain exceptions as set forth in the Articles Supplementary. The redemption price per VRDP Share is equal to the liquidation preference per share plus any outstanding unpaid dividends and, applicable redemption premiums.
Shareholders should retain this Supplement for future reference.

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